Dope Coffee Company LLC
4110 Peabody Ct.
Decatur, GA
www.realdope.coffee

STRATEGIC PLAN 2021 - 2025

EXECUTIVE SUMMARY

BIG GOAL

To disrupt the foundation of coffee for Americans through a CPG + DSP revenue model built from a fusion of culturally curated products and modern day hip-hop. Dope Coffee has gained traction, not only in Atlanta but nationwide, and will only continue to grow. We plan on capitalizing on our momentum by launching a targeted digital media and marketing campaign aimed to build a 2,000 recurring customer base, in addition to expanding our manufacturing capabilities to accommodate expected growth. We will also continue to engage and empower the local entrepreneurial community through business acceleration and partnerships with Black-owned brands.

PROBLEM → OPPORTUNITY

In the midst of racial tension and uprising in America, Dope Coffee continues to operate with the ideals that culture transcends, and therefore increases product value. The history of coffee puts a focus on savvy marketing and expensive equipment - that pretentiousness lends itself to stereotypes about the people who drink it. That's not Dope. Top shelf, innovative coffee products, inspired by Black culture, are spearheading the 5th wave of the coffee industry. Dope Coffee just decided to go one step further and provide the cultural vibe of hip hop to complete the experience.

As the 5th wave of coffee focuses on the importance of 'people culture' as it relates to coffee consumption, Dope Coffee focuses on the strategy of engagement by maximizing the positive consumer experience through the following business developments: local delivery, Dope Coffee Company App, and Dripp Tips content. We will be the coffee company that you can access content and product directly from the palm of your hand. This creates a community of Dope that is either delivered to your door or acquired through gifts via our wholesale distribution.

Current Dope Coffee product lines:

1. **Everything Coffee** - Top Shelf Versatility

All consumables are created by a Registered Dietitian to ensure maximum taste and

nutrition availability. Our coffees and microlot features are Certified Fair Trade, with roasts curated on a sliding scale to provide increased palatability and product variety to consumers. To accompany our coffees, the Organic Coffee Syrup was created as a transition product to preserve the coffee taste during sweetening, which in turn reduces the amount of sugar needed for the desired cup of coffee. To extend the coffee experience beyond consumable coffee, the Dope Coffee Candle was created with layers of fresh roasted coffee, hints of hazelnut, and warm vanilla, and comes complete with a wooden wick that, when lit, sounds of coffee beans cracking while roasting.

2. **Skin and Body** - Innovative Natural Skincare

Our skin and body line is backed by nutritional science and designed to treat and nourish dry skin and scalp. Coffee is upcycled to produce a line of natural, coffee infused skincare products with high blendability and utilization. For daily gentle cleansing, the Original Man Coffee Soap provides total body exfoliation and conditioning, and the Skin Milk facial cleanser helps moisturize skin and balance pH promoting skin clarity. Weekly moderate exfoliation treatments with our Face + Body Scrub promote collagen production and vibrant skin. For hair care, our Beard & Scalp Serum was designed to nourish the skin and stimulate hair follicles promoting a healthy environment for strong root growth and conditioned hair.

3. **Dope Coffee Music and Merch Packs** - CPG + DSP

Coffee speaks to the masses, so does Hip Hop. Built as a dual revenue stream, the approach is to push the vision of creativity and be a platform for talented artists to publish quality work. Merch packs are customized to the artist to convey taste, feel and visual appeal.

a. Apparel - T-shirts, Hoodies
b. Auditory Content - local, culturally embedded artists and brand ambassadors (Creative Mike, Stace Loyd, Chel)
c. Equipment - French Press, Pour Over Cup, Mugs
d. Digital Content - Confessions of a Native Son Podcast, To Be Honest Podcast, Drip Tips, Culturally Inspired Commercials and Music Videos

DEMONSTRATED TRACTION 2020

- Winner - Populus Group PG Shark Tank Pitch Competition and was awarded $7,500.
- Established new headquarters at Team RWB Firebase in Midtown Atlanta Ga.
- Successfully completed The Guild/Invest Atlanta Community Wealth Building Business Accelerator
- Completed Black Sheep Accelerator
- Completed 19W Bunker Labs / We Work Veteran In Residence Incubator.
- Established fulfillment center HQ

- Launched Dope Coffee Break due to pandemic
- Press Features: Forbes, Roast Magazine, Voyage Magazine, Grey, Revolution of 1 Podcast, BlackHER, Food Network Magazine, Esquire, Allrecipes, Evolve AG, Afro & Knives
- Significant product line updates
- New packaging line - rebranded
- National and local wholesale accounts
- Local Hotel and Cafe wholesale
- Primal Kitchen partnership
- YouTube feature for Black Owned Friday
- 3K+ Black Friday
- 70K 3rd Quarter
- Raised 120K in seed capital in Q2 2020
- 6023 total orders
- 177k in Ecommerce sales
- Launched Retail Shop @ headquarters
- Launched Coffee Bar @ headquarters
- Launched Retail @ Sunset Waterloo
- 8.75% online store conversion rate
- 8k+ social media followers
- 1000+ email list

FUNDRAISING NEEDS: Dope Coffee is seeking to raise $428,980 over the next approx 90 days via Convertible Notes.

$134,000 - Supply and Inventory

$90,00 - Marketing and Advertising

$67,000 - Working Capital

$44,500 - Sales

$29,000 - Local Delivery

$27,000 - Operations

$9,000 - Pop Up Retail

$20,000 - Reserve

$8,480 - Roasting Ops

TEAM INFORMATION
Dope Coffee Company is a Black - Woman - Veteran owned business located in the cultural epicenter of the American South, and is primed to create, produce and partner with local Black businesses. The founders graduated from Wake Forest University and achieved graduate degrees in the fields of business, education, and medical nutrition therapy.

"We create innovative products, inspired by Black culture because we are a product of underserved communities of color." - Founders, Mike and Chel Loyd